Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
Financial Statements
Years Ended December 31, 2020, 2019, and 2018

Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC

Exhibit 99.1

Report of Independent Auditors

To the Management Committee and Members
Mars Oil Pipeline Company LLC

We have audited the accompanying financial statements of Mars Oil Pipeline Company LLC, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, members’ capital and cash flows for each of the three years in the period ended December 31, 2020, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mars Oil Pipeline Company LLC at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-02

As discussed in Note 2 of the financial statements, Mars Oil Pipeline Company LLC changed its method of accounting for leases as a result of the amendments to the FASB Accounting Standards Codification resulting from Accounting Standards Update No. 2016-02, “Leases” (Topic 842), effective January 1, 2020. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Houston, Texas
February 18, 2021

Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$26,695,751	$29,348,638
Accounts receivable, net
Related parties	12,577,725	18,585,209
Third parties	6,045,871	5,461,901
Materials and supplies inventory	110,979	110,979
Allowance oil, net	970,015	2,759,770
Other current assets	—	1,039,264
Total current assets	46,400,341	57,305,761
Property, plant and equipment	302,919,000	302,076,157
Accumulated depreciation	(147,287,210)	(137,985,182)
Property, plant and equipment, net	155,631,790	164,090,975
Operating lease right of use assets - related parties, net	102,009,445	—
Advance for operations due from related party	538,000	538,000
Other assets	11,026,243	8,334,109
Total assets	$315,605,819	$230,268,845
LIABILITIES and MEMBERS' CAPITAL
Current liabilities
Accounts payable and accrued liabilities	$754,138	$1,161,981
Payable to related parties	6,457,452	6,623,373
Current operating lease liabilities - related parties	15,442,076	—
Total current liabilities	22,653,666	7,785,354
Long-term liabilities and deferred revenue	17,617,181	22,890,167
Noncurrent operating lease liabilities - related parties	85,453,870	—
Commitments and contingencies (Note 9)
Members' capital	189,881,102	199,593,324
Total liabilities and members' capital	$315,605,819	$230,268,845

The accompanying notes are an integral part of these financial statements.

Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
STATEMENTS OF INCOME

	2020	2019	2018
Revenue
Operating revenue – related parties	$187,321,454	$197,531,039	$167,277,925
Operating revenue – third parties	64,899,257	65,326,677	62,225,748
Product revenue – related parties	6,522,070	18,867,918	11,801,170
Total revenue	258,742,781	281,725,634	241,304,843
Costs and expenses
Operations and maintenance - related parties	70,643,947	69,312,076	62,367,290
Operations and maintenance - third parties	1,549,459	1,429,885	796,798
Cost of product sold	7,086,632	14,686,124	11,128,238
General and administrative - related parties	4,938,092	6,047,989	4,578,286
General and administrative - third parties	152,938	112,643	246,267
Depreciation and amortization	10,057,404	10,004,993	9,998,461
Property taxes	2,737,450	2,551,078	2,427,553
Net gain from pipeline operations	(854,450)	(596,967)	(4,142,396)
Total costs and expenses	96,311,472	103,547,821	87,400,497
Operating income	162,431,309	178,177,813	153,904,346
Interest income	156,469	1,304,218	14,686
Net Income	$162,587,778	$179,482,031	$153,919,032

The accompanying notes are an integral part of these financial statements.

Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
STATEMENTS OF MEMBERS' CAPITAL

	Shell Midstream Partners, L.P.	BP Midstream Partners, L.P.	Total
Members' capital at December 31, 2017	$164,475,812	$65,560,290	$230,036,102
Impact of change in accounting principle (1)	(6,888,196)	(2,745,645)	(9,633,841)
Net income	110,052,108	43,866,924	153,919,032
Cash distributions	(119,262,000)	(47,538,000)	(166,800,000)
Members' capital at December 31, 2018	$148,377,724	$59,143,569	$207,521,293
Net income	128,329,652	51,152,379	179,482,031
Cash distributions	(133,998,150)	(53,411,850)	(187,410,000)
Members' capital at December 31, 2019	$142,709,226	$56,884,098	$199,593,324
Net income	116,250,261	46,337,517	162,587,778
Cash distributions	(123,194,500)	(49,105,500)	(172,300,000)
Members' capital at December 31, 2020	$135,764,987	$54,116,115	$189,881,102

(1) Impact of adoption of Topic 606, Revenue from Contracts with Customers effective January 1, 2018.

The accompanying notes are an integral part of these financial statements.

Exhibit 99.1

MARS OIL PIPELINE COMPANY LLC
STATEMENTS OF CASH FLOWS

	2020	2019	2018
Cash flows from operating activities
Net income	$162,587,778	$179,482,031	$153,919,032
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,057,404	10,004,993	9,998,461
Net gain on pipeline operations	(854,450)	(596,967)	(4,142,396)
Changes in operating assets and liabilities
(Increase) decrease in accounts receivable - related parties	6,007,485	(2,137,737)	(721,103)
(Increase) decrease in accounts receivable - third parties	(583,970)	(552,649)	(1,563,301)
(Increase) decrease in materials and supplies inventory and allowance oil, net	2,644,205	6,228,033	(8,493)
(Increase) decrease in other assets	(3,521,746)	(1,756,378)	(2,221,159)
Increase (decrease) in deferred revenue	(5,272,986)	4,513,750	8,742,574
Increase (decrease) in accounts payable, accrued and other liabilities - related parties	(165,921)	1,601,450	457,713
Increase (decrease) in accounts payable, accrued and other liabilities - third parties	(1,046,642)	309,921	(182,547)
Net cash provided by operating activities	169,851,157	197,096,447	164,278,781
Cash flows from investing activities
Capital expenditures	(204,044)	(541,035)	(570,711)
Net cash used in investing activities	(204,044)	(541,035)	(570,711)
Cash flows from financing activities
Distributions to members	(172,300,000)	(187,410,000)	(166,800,000)
Net cash used in financing activities	(172,300,000)	(187,410,000)	(166,800,000)
(Decrease) increase in cash and cash equivalents	(2,652,887)	9,145,412	(3,091,930)
Cash and cash equivalents at the beginning of the period	29,348,638	20,203,226	23,295,156
Cash and cash equivalents at the end of the period	$26,695,751	$29,348,638	$20,203,226

Supplemental cash flow disclosures
Change in accrued capital expenditures	$638,799	$(440,708)	$(36,739)

The accompanying notes are an integral part of these financial statements.

MARS OIL PIPELINE COMPANY LLC
Exhibit 99.1
NOTES TO FINANCIAL STATEMENTS

1. Organization and Business

Mars Oil Pipeline Company LLC (“Mars,” “we,” “us” or “our”) owns a pipeline system for the transportation of crude oil from Mississippi Canyon Block 807 in the Gulf of Mexico, offshore Louisiana, to Clovelly, Louisiana. The Mars pipeline system is approximately 160 miles in length and has 16-, 18- and 24-inch diameter lines with mainline capacity of up to 600,000 barrels per day. The Mars pipeline system is regulated by the Federal Energy Regulatory Commission (“FERC”), where applicable, and tariff rates are calculated in accordance with guidelines established by the FERC.

Mars is 71.5% owned by Shell Midstream Partners, L.P. (“Shell Midstream”) and 28.5% owned by BP Midstream Partners, L.P. (“BP Midstream”) (collectively, the “Members”). In accordance with the LLC agreement, the historical relative sharing ratios between the Members for all revenues, costs and expenses is based on Member percentages. Mars is an LLC, and as such, no Member is liable for debts, obligations or liabilities, including under a judgment decree or order of a court; and we shall continue until such time as a certificate of cancellation is filed with the Secretary of the State of Delaware.

As per the Operating Agreement dated April 15, 1996 (the “Operating Agreement”) between Mars and Shell Pipeline Company LP (“Shell Pipeline” or “Operator”), an indirect wholly-owned subsidiary of Shell Oil Company (“Shell Oil”), operates the Mars pipeline system and monitors the activity at the Clovelly Storage Terminal (the “Mars Cavern”), which consists of crude petroleum storage caverns and all ancillary components on behalf of the Members. The Mars Cavern itself is owned and operated by the Louisiana Offshore Oil Port LLC’s (“LOOP”).

2. Recent Accounting Pronouncements

Standards Adopted as of January 1, 2020

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13 to Topic 326, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments, which replaces the current incurred loss impairment method with a method that reflects expected credit losses on financial instruments. The measurement of current expected credit losses under the new guidance is applicable to financial assets measured at amortized cost, including third-party trade receivables. We adopted the new standard effective January 1, 2020, using the modified retrospective method for all financial assets measured. No cumulative-effect adjustment to retained earnings was required upon adoption. The adoption of ASU 2016-13 did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02 to Topic 842, Leases. As permitted, we adopted the new lease standard (as defined in Note 6 — Leases) using the modified retrospective approach, effective January 1, 2020, which provides a method for recording existing leases at the beginning of the period of adoption. As such, results and balances prior to January 1, 2020 were not adjusted and continue to be reported in accordance with our historical accounting under previous generally accepted accounting principles in the United States (“GAAP”). See Note 6 — Leases for additional information and disclosures required by the new lease standard.

3. Summary of Significant Accounting Policies

We practice the following significant accounting policies, which are presented as an aid to understanding the financial statements.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with GAAP. Our reporting currency is U.S. dollars, and all references to dollars are U.S. dollars.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management believes the estimates are reasonable.

Cash and Cash Equivalents
Cash and cash equivalents are comprised of cash on deposit at the bank.

MARS OIL PIPELINE COMPANY LLC
Exhibit 99.1
NOTES TO FINANCIAL STATEMENTS
Accounts Receivable
Our accounts receivable are primarily from purchasers and shippers of crude oil. These purchasers include, but are not limited to refiners, producers, marketing and trading companies and financial institutions that are active in the physical and financial commodity markets. The majority of our accounts receivable relate to our crude oil supply and logistics activities with our shippers.

We assess the creditworthiness of our counterparties on an ongoing basis and require security, including prepayments and other forms of collateral, when appropriate. We establish provisions for losses on third-party accounts receivable due from shippers and operators based on current expected credit losses. As of December 31, 2020 and 2019, we had no allowance for doubtful accounts.

Inventories
Inventories of materials and supplies are carried at the lower of average cost or net realizable value.

Allowance Oil
A loss allowance factor of 0.1% to 0.015% per transported barrel is incorporated into applicable crude oil tariffs to offset evaporation and other losses in transit. Allowance oil represents the net difference between the tariff pipeline loss allowance (“PLA”) volumes and the actual volumetric losses. We take title to any excess loss allowance when product losses are within an allowed level and we convert that product to cash periodically at prevailing market prices. Crude oil is also stored within the Mars Cavern. Gains and losses related to the Mars Cavern, including a standard loss accrual of 0.05% of net crude oil receipts, also cause the allowance oil balance to increase or decrease, respectively.

Allowance oil is valued at cost using the average market price for the relevant type of crude oil during the month the product was transported. At the end of each reporting period, we assess the carrying value of our allowance oil and make any adjustments necessary to reduce the carrying value to the applicable net realizable value. We record estimated losses expected to arise upon emptying the Mars Cavern, derived from historical net losses. As a result, Allowance oil, net as presented on the accompanying balance sheets includes net cavern loss accruals of $904,900 and $635,300 at December 31, 2020 and 2019, respectively.

Cost of product sold in 2020, 2019 and 2018 presented within the accompanying statements of income represent the cost of sales of allowance oil and any net realizable value adjustments recorded during the reporting period. See Revenue Recognition discussed below.

Other Current Assets
With the adoption of FASB ASU 2016-02 to Topic 842, Leases, effective January 1, 2020, prior balances were not adjusted and continue to be reported in accordance with our historical accounting under previous GAAP. Our right of use lease agreement with LOOP, an affiliate of Shell Pipeline, for the terminaling of crude oil in the Mars Cavern, which is renewed annually is now reflected as Operating lease right-of-use assets on the accompanying balance sheets. At December 31, 2019, the prepaid rent on the cavern lease of $1,039,264 was included in Other current assets within the accompanying balance sheets. Rental expense of $1,459,315 and $1,321,894 for the rental agreement is included in Operations and maintenance in the accompanying statements of income for 2019 and 2018, respectively. For further discussion of the lease arrangements, refer to Note 6 - Leases.

Property, Plant and Equipment, net
Property, plant and equipment, net is stated at its historical cost of construction, or upon acquisition, at either the fair value of the assets acquired or the historical carrying value to the entity that placed the asset in service. Expenditures for major renewals and betterments are capitalized while minor replacements, maintenance and repairs which do not improve or extend asset life are expensed when incurred. For constructed assets, all construction-related direct labor and material costs, as well as indirect construction costs are capitalized. Gains and losses on the disposition of assets are recognized on the accompanying balance sheets against the accumulated depreciation unless the retirement was an abnormal or extraordinary item.

We compute depreciation using the straight-line method based on estimated economic lives. We have historically computed depreciation using the straight-line method based on estimated economic lives prescribed by the FERC, which are 30 years for right of way, line pipe, line pipe fittings, pipeline construction, buildings, pumping equipment, other station equipment, oil tanks and delivery facilities; 20 years for office furniture and equipment; 15 years for communication systems and other work equipment; and 5 years for vehicles. We apply composite depreciation rates to functional groups of property having similar economic characteristics. These rates have historically ranged from 3.33% to 20%.

MARS OIL PIPELINE COMPANY LLC
Exhibit 99.1
NOTES TO FINANCIAL STATEMENTS
The following represent the remaining lives approved by FERC effective January 1, 2018: 18 to 23 years for right-of-way, line pipe, line pipe fittings, pipeline construction; 12 to 15 years for buildings, pumping equipment, other station equipment, office furniture and equipment; and 5 to 8 years for communication systems, vehicles and other work equipment (oil tanks and delivery facilities are no longer applicable to our assets). The composite depreciation rates effective January 1, 2018 range from 1.8% to 13.3%.

Other Assets
During 2015, we paid $7,553,757 to LOOP for replacing a Brine pipeline (also known as the “Brine String Project”) owned by
LOOP. We were contractually obligated to make capital improvements to the asset as part of the terms of an operating agreement with LOOP. The costs associated with the Brine String Project have been deferred and are being amortized over 10 years. Amortization expense of $755,376 was recorded for each of the years ended December 31, 2020, 2019 and 2018, and is included in Depreciation and amortization in the accompanying statements of income.

Asset Retirement Obligations
Asset retirement obligations (“AROs”) represent contractual or regulatory obligations associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the asset. We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses at fair value on a discounted basis when they are incurred and can be reasonably estimated. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when settled at the time the asset is taken out of service.

We continue to evaluate our AROs and future developments could impact the amounts we record. The demand for our pipelines depends on the ongoing demand to move crude oil through the system. Although individual assets will be replaced as needed, we expect our pipelines will continue to exist for an indeterminate economic life. As such, there is uncertainty around the timing of any asset retirement activities. As a result, we determined that there is not sufficient information to make a reasonable estimate of the AROs for our assets and we have not recognized any AROs for the year ended December 31, 2020 and 2019.

Impairments of Long-Lived Assets
Long lived assets of identifiable business activities are evaluated for impairment when events or changes in circumstances indicate, in our management’s judgment, that the carrying value of such assets may not be recoverable. These events include market declines that are believed to be other-than-temporary, changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in the legal or business environment, such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of our carrying values based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. When an indicator of impairment has occurred, we compare our management’s estimate of forecasted undiscounted future cash flows attributable to the assets to the carrying value of the assets to determine whether the assets are recoverable (i.e., the undiscounted future cash flows exceed the net carrying value of the assets). If the assets are not recoverable, we determine the amount of the impairment recognized in the financial statements by estimating the fair value of the assets and recording a loss for the amount that the carrying value exceeds the estimated fair value. We determined that there were no asset impairments in the years ended December 31, 2020, 2019 and 2018.

Fair Value of Financial Instruments
Assets and liabilities requiring fair value presentation or disclosure are measured using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and are disclosed according to the quality of valuation inputs under the following hierarchy:

Level 1 - Quoted prices in an active market for identical assets or liabilities.
Level 2 - Inputs other than quoted prices that are directly or indirectly observable.
Level 3 - Unobservable inputs that are significant to the fair value of assets or liabilities.

The fair value of an asset or liability is classified based on the lowest level of input significant to its measurement. A fair value initially reported as Level 3 will be subsequently reported as Level 2 if the unobservable inputs become inconsequential to its measurement or corroborating market data becomes available. Asset and liability fair values initially reported as Level 2 will be subsequently reported as Level 3 if corroborating market data becomes unavailable.

MARS OIL PIPELINE COMPANY LLC
Exhibit 99.1
NOTES TO FINANCIAL STATEMENTS
The carrying amounts of our Accounts receivable, net, Other current assets, Accounts payable and accrued liabilities and Payables to related parties approximate their carrying values due to their short-term nature.

Concentration of Credit and Other Risks
A significant portion of our revenues and receivables are from related parties and other oil and gas companies. Although collection of these receivables could be influenced by economic factors affecting the oil and gas industry, management believes the risk of significant loss to be remote.

The following table shows revenues from third and related parties that accounted for 10% or more of Total revenue in the accompanying statements of income for the indicated periods:

	2020		2019		2018
Shipper A (1)	$141,764,920	55.2%	$160,177,153	56.8%	$128,332,363	55.2%
Shipper B (1)	47,490,479	18.5%	56,566,806	20.0%	51,013,830	21.9%
Shipper C (2)	20,063,672	7.8%	19,259,883	6.8%	29,194,008	12.6%
(1) Related party shipper
(2) Third-party shipper

There were no receivables from third parties that accounted for 10% or more of Accounts receivable, net in the accompanying balance sheets as of December 31, 2020 and 2019. The following table shows receivables from related parties that accounted for 10% or more of Accounts receivable, net in the accompanying balance sheets for the indicated dates:

	December 31,
	2020		2019
Shipper A	$9,265,464	50.0%	$13,956,228	58.0%
Shipper B	3,109,365	17.0%	5,451,978	22.7%

Development and production of crude oil in the service area of the pipeline are subject to, among other factors, prices of crude oil, as well as federal and state energy policy, which are not within our control.

We have concentrated credit risk for cash by maintaining deposits in a major bank, which may at times exceed amounts covered by insurance provided by the United States Federal Deposit Insurance Corporation (“FDIC”). We monitor the financial health of the bank and have not experienced any losses in such accounts and believe we are not exposed to any significant credit risk. As of December 31, 2020 and 2019, we had $26,445,751 and $29,098,638, respectively, in cash and cash equivalents in excess of FDIC limits.

Net Gain on Pipeline Operations
We experience volumetric gains and losses from our pipeline operations that may arise from factors such as shrinkage or measurement inaccuracies within tolerable limits. Gains and losses from pipeline operations related to allowance oil are presented net in the accompanying statements of income as Net gain from pipeline operations. Prior to January 1, 2018, Net (gain) loss on pipeline operations that are related to allowance oil are presented net in the accompanying statements of income as net (gain) loss on pipeline operations. Beginning January 1, 2018, volumetric losses are recorded under Operating revenue in the accompanying statements of income.

Revenue Recognition
Our revenues are primarily generated from the transportation and storage of crude oil through our pipelines and storage caverns. We recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. We recognize revenue through the application of a five step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

See Note 7 – Revenue Recognition for information and disclosures related to revenue from contracts with customers.

MARS OIL PIPELINE COMPANY LLC
Exhibit 99.1
NOTES TO FINANCIAL STATEMENTS
Taxes
As an LLC, we have not historically incurred income tax expense in accordance with the provisions of the Internal Revenue Code, are not subject to U.S. federal income taxes. Rather, each Member includes its allocated share of our income or loss in its own federal and state income tax returns. We are responsible for various state property and ad valorem taxes, which are recorded in Property taxes in the accompanying statements of income.

4. Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31, 2019 and 2018:

	December 31,
	2020	2019
Rights-of-way	$10,384,612	$10,384,612
Buildings	5,670,551	5,670,551
Line pipe, equipment and other pipeline assets	285,135,111	283,952,441
Office, communication and data handling equipment	1,086,810	1,086,810
Construction in progress	641,916	981,743
Total	302,919,000	302,076,157
Accumulated depreciation	(147,287,210)	(137,985,182)
Property, plant and equipment, net	$155,631,790	$164,090,975

Depreciation expense on property, plant and equipment is included in Depreciation and amortization in the accompanying statements of income for the years ended December 31, 2020, 2019 and 2018 in the amounts of $9,302,028, $9,249,618 and
$9,243,085, respectively.

5. Related Party Transactions

We derive a significant portion of our operating and product revenues from related parties, which are based on published tariffs and contractual agreements, and amounted to $193,843,524, $216,398,957 and $179,079,095 for the years ended December 31, 2020, 2019 and 2018, respectively. All such transactions are within the ordinary course of business. At December 31, 2020 and 2019, we had affiliate receivables of $12,577,725 and $18,585,209, respectively.

We have no employees and rely on the Operator to provide personnel who perform daily operating and administrative duties on our behalf. In accordance with the terms of the Operating Agreement, we were charged aggregate expenses, which were incurred by the Operator on our behalf, of $13,461,165, $13,395,904 and $14,175,386 for the years ended December 31, 2020, 2019 and 2018, respectively. These expenses are individually included within Operations and maintenance, or General and administrative in the accompanying statements of income depending on the nature of the charge. Payments made by Shell Pipeline on our behalf for capital projects totaled $192,873, $185,781 and $128,730 for the years ended December 31, 2020, 2019 and 2018, respectively.

Substantially all expenses we incur are paid by Shell Pipeline on our behalf. At December 31, 2020 and 2019, we owed $804,122 and $607,914, respectively, to reimburse Shell Pipeline for these expenses. As of both December 31, 2020 and 2019, we had a receivable balance of $538,000 from Shell Pipeline, which is comprised of advance payments we made to Shell Pipeline to fund operating expenses. This balance is presented as Advance for operations due from related party on the accompanying balance sheets.

Employees who directly or indirectly support our operations participate in the pension, postretirement health and life insurance and defined contribution benefit plans sponsored by Shell Oil, which includes other Shell Oil subsidiaries. Our share of pension and postretirement health and life insurance costs for the years ended December 31, 2020, 2019 and 2018 were $592,173, $569,997 and $445,300, respectively. Our share of defined contribution benefit plan costs for the same periods were $222,105, $228,889 and $177,465, respectively. Pension and defined contribution benefit plan expenses are included in General and administrative in the accompanying statements of income.

We have several lease agreements with LOOP for cavern space. At December 31, 2020 and 2019, we owed $5,340,327 and $5,443,289, respectively, to LOOP for these expenses. During the years ended December 31, 2020, 2019 and 2018, payments

MARS OIL PIPELINE COMPANY LLC
Exhibit 99.1
NOTES TO FINANCIAL STATEMENTS
made to LOOP for costs associated with cavern operations and usage were $62,327,012, $61,914,343 and $54,653,722, respectively, and are included primarily in Operations and maintenance within the accompanying statements of income.

We also have a lease agreement with a related party for usage of space located at the West Delta 143 “A”, “B” and “C” offshore platform. At December 31, 2020 and 2019, we owed $313,003 and $556,120, respectively, for the related lease expenses. For the years ended December 31, 2020, 2019 and 2018, payments made to our related party for costs associated with the Lease of Platform Space (“LOPS”) and Common Facility Fees (“CFF”) at West Delta 143 “A”, “B” and “C” were $7,255,161, $6,768,648 and $6,578,933, respectively.

For further discussion of the lease arrangements with our related parties, refer to Note 6 - Leases.

6. Leases

Adoption of ASC Topic 842 “Leases”

On January 1, 2020, we adopted ASC Topic 842 (the “new lease standard”) by applying the modified retrospective approach to all leases on January 1, 2020. Under this guidance, lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases. We elected the package of practical expedients upon transition that permits us to not reassess (1) whether any contracts entered into prior to adoption are or contain leases, (2) the lease classification of existing leases and (3) initial direct costs for any leases that existed prior to adoption.

Upon adoption on January 1, 2020, we recognized operating lease right-of-use (“ROU”) assets and corresponding lease liabilities of $112,729,044. The accounting for finance leases (capital leases) was substantially unchanged.

Lessee accounting

We determine if an arrangement is or contains a lease at inception. Our assessment is based on (1) whether the contract involves the use of a distinct identified asset, (2) whether we obtain the right to substantially all the economic benefit from the use of the asset throughout the period and (3) whether we have the right to direct the use of the asset. Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. The lease classification affects the expense recognition in the statement of income. Operating lease costs are recorded entirely in operating expenses. Finance lease costs are split, where amortization of the ROU asset is recorded in operating expenses and an implied interest component is recorded in interest expense.

Under the new lease standard, operating leases (as lessee) are included in Operating lease right-of-use assets- related party. Operating lease amortization of right of use assets- related party, Operating lease right of use assets- related party, net, Current operating lease liabilities- related party and Noncurrent operating lease liabilities- related party in our accompanying balance sheets. ROU assets and lease liabilities are recognized at commencement date based on the present value of the future minimum lease payments over the lease term. The ROU asset includes any lease payments made but excludes lease incentives and initial direct costs incurred, if any. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Lease extensions

Many of our leases have options to either extend or terminate the lease. In determining the lease term, we considered all available contract extensions that are reasonably certain of occurring.

Significant assumptions and judgments

Incremental borrowing rate. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate (“IBR”) at the commencement of the lease and estimate the IBR for each lease agreement taking into consideration lease contract term, collateral and entity credit ratings, and use sensitivity analyses to evaluate the reasonableness of the rates determined.

MARS OIL PIPELINE COMPANY LLC
Exhibit 99.1
NOTES TO FINANCIAL STATEMENTS
Lease balances and costs

All of the lease agreements that we have entered into are classified as operating leases.

Effective April 1, 1996, we entered into an agreement to lease usage of offshore platform space located at West Delta 143 (“WD 143”) from affiliates of Shell Oil and BP. The agreement, as amended on December 1, 2015, requires annual minimum lease payments of $1,809,370 for LOPS at WD143 “B” related to the pump station and $32,800 for LOPS related to platform space at WD 143 “A”, adjusted annually based on the Wage Index Adjustment, as published by the Council of Petroleum Accountants Society (“COPAS”). In addition, the amendment requires an added minimum lease payment of $1,159,950 per year adjusted annually based on the Wage Index Adjustment for LOPS at WD 143 “C” related to the Olympus pipeline. The agreements for WD 143 “A”, “B” and “C” shall terminate upon removal of the operating equipment located on each of the platforms as specified in the terms of the agreement. Total expenses incurred under the agreement for LOPS at WD 143, inclusive of rentals and CFF, for the years ended December 31, 2020, 2019 and 2018 were $7,255,161, $6,768,648 and $6,578,933, respectively. Total amounts owed to related parties relating to the agreement, inclusive of rentals and CFF, were $313,003 and $556,120 as of December 31, 2020 and 2019, respectively.

Effective June 10, 1994, we entered into a lease agreement to use a cavern owned by LOOP as a crude oil storage facility where LOOP shall receive and store Mars crude petroleum on a continuous basis. The initial lease term of the agreement ended December 31, 2011 and the extended terms will automatically renew for four separate five-year terms through 2031. The agreement is cancellable at our discretion by giving notice of termination not less than one year prior to the end of each five year extension. The terms of the agreement require an annual prepayment of the lease amount; and these payments were $1,656,958, $1,556,982 and $1,410,482 for the years ended December 31, 2020, 2019 and 2018, respectively. The annual rental expense for the years ended December 31, 2020, 2019 and 2018 were $1,663,982, $1,459,315 and $1,321,894, respectively. The agreement also requires an annual fixed base service fee in addition to variable charges based on throughput. The agreement requires a minimum base service fee of $400,000 per year adjusted by the change in the Gross Domestic Project-Implicit Price Deflator as published by the U.S. government. The 2020 adjusted minimum base service fee payment under the agreement was $614,104.

Effective May 1, 2019, Mars entered into the Ancillary Cavern Services Agreement with LOOP to lease additional cavern space for crude oil storage. The primary term of this agreement was a one-year commitment to lease the cavern space from May 1, 2019 through April 30, 2020 at a cost of $1,100,000 per month. There are four one-year extension terms as part of this agreement, and on April 10th, 2020 Mars elected to exercise the first one-year extension at a cost of $1,200,000 per month. Total rental expense for years ended December 31, 2020, and 2019, were $14,000,000 and $8,800,000, respectively.

Apart from the lease agreements listed above, Mars has two surface leases with third parties totaling $14,181, 13,329, and 13,275 in rental expense for the years ended December 31, 2020, 2019, and 2018, respectively.

The following tables summarize balance sheet data related to leases at December 31, 2020 and our lease costs as of and for the year ended December 31, 2020.

Leases	Classification	December 31, 2020
Assets
Operating lease assets	Operating lease right-of-use assets - related parties, net	$102,009,445

Liabilities
Current
Operating	Current operating lease liabilities - related parties	$15,442,076
Noncurrent
Operating	Noncurrent operating lease liabilities - related parties	85,453,870
Total lease liabilities		$100,895,946

MARS OIL PIPELINE COMPANY LLC
Exhibit 99.1
NOTES TO FINANCIAL STATEMENTS

Lease cost	Classification	December 31, 2020 (1)
Operating lease cost	Operations and maintenance - related parties	$19,177,248
(1) Includes short-term lease costs of $4.4 million for the year ended December 31, 2020.

Other information

December 31, 2020 (1)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$(17,973,906)
(1) Includes short-term lease costs of $4.4 million for the year ended December 31, 2020.

December 31, 2020
Weighted-average remaining lease term (years):
Operating leases	11.4

Weighted-average discount rate:
Operating leases	4.3%

Annual maturity analysis

The future annual maturity of lease payments as of December 31, 2020 for the above lease obligations was:

Maturity of lease liabilities	Operating Leases (1)
2021	$19,338,518
2022	19,338,695
2023	19,338,695
2024	9,738,695
2025	4,938,695
Remainder	59,596,855
Total lease payments	$132,290,153
Less: Interest (2)	(31,394,207)
Present value of lease liabilities	$100,895,946
(1) Lease payments adjust annually based on the Wage Index Adjustment, as published by COPAS.
(2) Calculated using the interest rate for each lease.

7. Revenue Recognition

The core principle of Topic 606, Revenue from Contracts with Customers and all related ASUs to this Topic (collectively, the “revenue standard”) is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The revenue standard requires entities to recognize revenue through the application of a five-step model, which includes: identification of the contract; identification of the performance obligations; determination of the transaction price; allocation of the transaction price to the performance obligations; and recognition of revenue as the entity satisfies the performance obligations.

Our revenues are primarily generated from the transportation and storage of crude oil through our pipelines and storage facilities. To identify the performance obligations, we considered all the products or services promised in the contracts with customers, whether explicitly stated or implied based on customary business practices. Revenue is recognized when each performance obligation is satisfied under the terms of the contract. Each barrel of product transported or day of services provided is considered a distinct service that represents a performance obligation that would be satisfied over time if it were accounted for separately. The services provided over the contract period are a series of distinct services that are substantially the same, have the same pattern of transfer to the customer, and therefore, qualify as a single performance obligation. Since the customer simultaneously receives and consumes the benefits of services, we recognize revenue over time based on a measure of

MARS OIL PIPELINE COMPANY LLC
Exhibit 99.1
NOTES TO FINANCIAL STATEMENTS
progress of volumes transported for transportation services contracts, number of days elapsed for stand ready-transportation service contracts or number of days elapsed for storage services contracts.

Product revenue related to allowance oil sales is recognized at the point in time when the control of the oil transfers to the customer.

For all performance obligations, payment is typically due in full within 30 days of the invoice date.

Disaggregation of Revenue – The following table provides information about disaggregated revenue by service type and customer type:

($ in millions)	2020	2019	2018
Transportation services revenue – third parties	$61.8	$63.8	$59.9
Transportation services revenue – related parties	180.5	196.1	164.3
Total transportation services revenue	242.3	259.9	224.2

Storage services revenue – third parties	3.1	1.5	2.3
Storage services revenue – related parties	6.8	1.4	3.0
Total storage services revenue	9.9	2.9	5.3

Product revenue – related parties	6.5	18.9	11.8
Total product revenue (1)	6.5	18.9	11.8

Total revenue	$258.7	$281.7	$241.3
(1) Product revenue is comprised of allowance oil sales.

Transportation services revenue – We have both long-term transportation contracts and month-to-month contracts for spot shippers that make nominations on our pipelines. Some of the long-term contracts entitle the customer to a specified amount of guaranteed capacity on the pipeline. Transportation services are charged at a per barrel rate or number of days elapsed. We apply the allocation exception guidance for variable consideration related to market indexing for long-term transportation contracts because (a) the variable payment relates specifically to our efforts to transfer the distinct service and (b) we allocate the variable amount of consideration entirely to the distinct service which is consistent with the allocation objective. Transportation services are billed monthly as services are rendered.

Our contracts and tariffs contain terms for the customer to reimburse us for losses from evaporation or other loss in transit in the form of allowance oil. Allowance oil represents the net difference between the tariff PLA volumes and the actual volumetric losses. We obtain control of the excess oil not lost during transportation, if any. Under the revenue standard, we include the excess oil retained during the period, if any, as non-cash consideration and include this amount in the transaction price for transportation services on a net basis. Our allowance oil is valued using the average market price of the relevant type of crude oil during the month product was transported. Gains from pipeline operations that relate to allowance oil are recorded in Net gain on pipeline operations in the accompanying statements of income.

As a result of FERC regulations, revenues we collect may be subject to refund. We establish reserves for these potential refunds based on actual expected refund amounts on the specific facts and circumstances. We had no reserves for potential refunds as of December 31, 2020 and 2019.

Deferred revenue – Under certain contracts with tiered pricing arrangements, we are entitled to receive payments in advance of satisfying our performance obligations under the contracts. We recognize a liability for these payments in excess of revenue recognized and present it as deferred revenue on our balance sheets.

Storage services revenue – Storage services are provided under a monthly spot-rate for uncommitted storage. Since the customer simultaneously receives and consumes the benefits of services, we recognize revenue over time based on the number of days elapsed. Storage services are billed monthly as services are rendered.

MARS OIL PIPELINE COMPANY LLC
Exhibit 99.1
NOTES TO FINANCIAL STATEMENTS
Product revenue – We generate revenue by selling accumulated allowance oil inventory to customers. Sale of allowance oil is recorded as product revenue, with specific cost based on a weighted average price per barrel recorded as cost of product sold.

Contract Balances – We perform our obligations under a contract with a customer by providing services in exchange for consideration from the customer. The timing of our performance may differ from the timing of the customer’s payment, which results in the recognition of a contract asset or a contract liability. Although we did not have any contract assets as of December 31, 2020 and 2019, we recognize a contract asset when we transfer goods or services to a customer and contractually bill an amount which is less than the revenue allocated to the related performance obligation. We recognize deferred revenue (contract liability) when the customer’s payment of consideration precedes our performance.

The following table provides information about receivables and contract liabilities from contracts with customers:

($ in millions)	January 1, 2020	December 31, 2020
Receivables from contracts with customers – third parties	$5.5	$6.0
Receivables from contracts with customers – related parties	18.4	12.6
Deferred revenue – related party	22.8	17.6

($ in millions)	January 1, 2019	December 31, 2019
Receivables from contracts with customers – third parties	$4.9	$5.5
Receivables from contracts with customers – related parties	15.2	18.4
Deferred revenue – related party	18.3	22.8

Significant changes in the deferred revenue balances with customers during the periods are as follows:

($ in millions)	December 31, 2018	2019 Additions (1)	December 31, 2019	2020 Reductions(2)	December 31, 2020 (2)
Deferred revenue – related party	$18.3	$4.5	$22.8	$(5.2)	$17.6
(1) Deferred revenue additions resulted from collection of cash for unsatisfied performance obligations.
(2) Deferred revenue reductions resulted from lower volumes.

We currently have no assets recognized from the costs to obtain or fulfill a contract as of December 31, 2020 and 2019.

Remaining Performance Obligations - As of December 31, 2020, contracts with remaining performance obligations primarily include long-term dedication and transportation agreements.

The following table includes revenue expected to be recognized in the future related to performance obligations exceeding one year of their initial terms that are unsatisfied or partially unsatisfied as of December 31, 2020:

($ in millions)	Total	2021	2022	2023	2024	2025 and beyond
Revenue expected to be recognized on long-term dedication and transportation agreements	$317.6	$39.7	$39.7	$39.7	$39.7	$158.8

As an exemption, we do not disclose the amount of remaining performance obligations for contracts with an original expected duration of one year or less or for variable consideration that is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation.

8. Environmental Matters

We are subject to federal, state and local environmental laws and regulations. We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third-party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our net income in the period in which they are probable and reasonably estimable. For both December 31, 2020 and 2019, these costs and any related liabilities are not material.

MARS OIL PIPELINE COMPANY LLC
Exhibit 99.1
NOTES TO FINANCIAL STATEMENTS

9. Commitments and Contingencies

In the ordinary course of business, we are subject to various laws and regulations, including regulations of the FERC. In the opinion of management, we are in compliance with existing laws and regulations and are not aware of any violations that could materially affect our financial position, results of operations or cash flows. We are subject to several lease agreements, which are accounted for as operating leases and the minimum lease payments over the next five years are disclosed in Note 6 - Leases.

10. Subsequent Events

In preparing the accompanying financial statements, we have reviewed events that have occurred subsequent to December 31, 2020 through February 18, 2021, which is the date of the issuance of these financial statements. Any material subsequent event that occurred during this time has been properly disclosed in the financial statements.